July 18, 2008	Bart Bartholdt
(206) 340-9647
bbartholdt@grahamdunn.com
VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS
Peggy Kim, Esq.
Attorney-Advisor
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Pyramid Breweries Inc. Schedule 14D-9 filed July 2, 2008 SEC File No. 005-52153
Dear Ms. Kim:
     We have reviewed your comment letter dated July 17, 2008, and are responding to your comments to the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on July 2, 2008 by Pyramid Breweries Inc. (the “Company”). We are hereby transmitting electronically via the EDGAR system, an amendment No. 1 to such Schedule 14D-9 (“Amended Schedule 14D-9”). We are also separately providing you with five copies of the Amended Schedule 14D-9 that are marked to show changes made to the initial Schedule 14D-9 made in response to the comments contained in your comment letter.
Comment No. 1:
Reasons for the Recommendation of Pyramid’s Board of Directors, page 11
      1. We note that you refer to a variety of factors in connection with your evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board’s position. Please revise this section to clarify which of the factors are in fact reasons in support of the board’s decision to recommend that shareholders accept the tender offer.

Securities and Exchange Commission
July 18, 2008

Response:
     In response to the foregoing comment and based upon our telephone conversation of today, Amended Schedule 14D-9 revises Item 4 regarding the reasons for the recommendation of Pyramid’s board of directors, in order to clarify that the listed factors considered by the Pyramid board also constitute the reasons in support of the board’s decision to recommend that shareholders accept the tender offer and tender their shares pursuant to the tender offer.
     We respectfully note to the Staff of the Commission that any revisions or amendments of the filings to implement changes to the Schedule 14D-9 , or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
     In connection with this response, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) SEC staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call me at (206) 340-9647.
     Thank you for your assistance.
Sincerely,
Graham & Dunn PC
/s/ Bart Bartholdt
Bart Bartholdt
BEB/beb
Enclosure

cc:	Scott S. Barnum, President and Chief Executive Officer, Pyramid Breweries Inc. (w/ Encl)